Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

June 2017

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated June 20, 2017, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: June 20, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

Aegon announces stock fraction final dividend 2016

Shareholders were given the opportunity to choose between receiving the 2016 final dividend of EUR 0.13 per common share in cash or in stock. The stock dividend and the cash dividend are approximately equal in value. 46% of shareholders elected to receive the stock dividend.

Those who elected for a stock dividend will receive one Aegon common share for every 35 common shares held. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 12 up to and including June 16, 2017. The average share price calculated on this basis amounted to EUR 4.5254. The dividend will be payable as of June 23, 2017. Aegon intends to neutralize the dilutive effect of the stock dividend on earnings per share.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

Contacts

Media relations Debora de Laaf +31 (0) 70 344 8730 gcc@aegon.com	Investor relations Willem van den Berg +31 (0) 70 344 8405 ir@aegon.com

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